FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on February 2, 2011, regarding the 2010 Fourth Quarter and Year End Results.

Santiago, Chile, February 2, 2011, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the fourth quarter and the full year ended December 31, 2010. Figures are expressed in nominal terms, unless otherwise stated.

2010 - 4th QUARTER AND YEAR END:

“CLOSING AN OUTSTANDING YEAR”

HIGHLIGHTS

•         Banco de Chile ends a very positive FY2010, reaching a net income of Ch$379 billion and a ROAE of 25%.

•         Banco de Chile’s shareholders approve a capital increase of approximately US$500 million.

•         Standard & Poor’s raised Banco de Chile’s long-term corporate credit rating from ‘A’ to ‘A+’.

•         Banco de Chile continues diversifying its funding sources. The Bank obtained a loan of US$100 million from the China Development Bank, while it is negotiating a syndicated credit of US$200 million, from Asian financial institutions.

Pablo Granifo, Chairman: “Banco de Chile is closing an outstanding year in which we attained significant achievements, met our goals and consolidated our leading market position in a variety of financial services. Our aim is to continue growing in all of the banking business scopes. Thus, according to the optimistic outlook for the Chilean economy and the banking industry, we expect to expand our loan portfolio on 48% by the end of 2013, which relates to roughly US$13,000 million in additional loans. In order to support this growth, maintain our profitability and keep our capital soundness, our shareholders approved to issue common shares for an amount of Ch$240 billion. This capital increase will allow us to reinforce our capital base and execute more aggressive commercial strategies intended to expand our loan portfolio and customer base.”

Arturo Tagle, CEO: “2010 was a year of achievements for us. Thanks to our accurate planning and continuously improving commercial strategies, we profitably took advantage of the market conditions. Thus, we are ending 2010 with a net income of Ch$379 billion, which is 47% above last year’s figure and translates into a ROAE of 24.7%, in line with our historical track records. These figures are the result of long-term strategic decisions, such as developing more specialized service models and implementing customer-oriented initiatives to improve our service quality. This vision has effectively reinforced our cross-sell and the proximity to our customers. Based on these issues, we trust that 2010 allowed us to lay the groundwork for an even better 2011.”

Mauricio Baeza, Corporate and Market Risk Division Manager: “An important part of our excellent results in 2010 relates to credit risk models that fitted more efficiently to the better economic outlook. This led to significant improvements in our credit quality indicators, such as our ratio of provisions to average loans that decreased from 1.8% in 2009 to 1.2% in 2010. On the other hand, in the 4Q10 we decided to anticipate the one-time impact of new provisioning rules by charging contingency provisions of Ch$22 billion. Also, our Board decided to set countercyclical allowances of Ch$20 billion, in line with our conservative risk policies. It is important to note that these additional allowances relate to regulatory changes and not to higher credit risk of our loan portfolio, which remains healthy.”

Selected Financial Data (1) (in millions of Ch$, except for percentages)	2009	2010	% Change

Income Statement (Millions of Ch$)
Net financial income(2)	750,910	852,936	13.6%
Net Fees and Commissions	253,466	292,262	15.3%
Other operating income	21,886	24,147	10.3%
Total Operating Revenues	1,026,262	1,169,345	13.9%
Provisions for loan losses	(223,441)	(165,961)	(25.7)%
Operating expenses	(506,177)	(588,271)	16.2%
Net income (3)	257,885	378,529	46.8%

Earnings per Share
Net income per share (Ch$)	3.12	4.59	46.8%
Book value per share (Ch$)	16.87	17.01	0.8%
Shares Outstanding (Millions)	82,551.70	82,551.70	0.0%

Balance Sheet (Millions of Ch$)
Loans to customers	13,184,553	14,365,829	9.0%
Total assets	17,460,219	18,256,235	4.6%
Equity	1,392,745	1,404,125	0.8%

Profitability Ratios
Return on average assets (ROAA)	1.5%	2.2%
Return on average equity (ROAE)(4)	17.6%	24.7%
Net Financial Margin(5)	5.0%	5.3%
Efficiency ratio	49.3%	50.3%
Credit Quality Ratios
Past Due / Total Loans	0.7%	0.5%
Allowances / Total loans	2.5%	2.5%
Allowances / Past Due Loans	360.4%	490.6%
Provisions / Avg. Loans	1.8%	1.2%
Capital Adequacy Ratios
Total capital / Risk Adj. Assets	12.7%	13.4%

(1) See pages 9 to 12.
(2) Net interest income, foreign exchange transactions and net financial operating income
(3) Net Income attributable to Bank's owners (adjusted by minority interest).
(4) ROAE excludes provisions for minimum dividends.
(5) Net financial income divided by average interest earning assets.

NET INCOME

As for our results, in 2010 we were able to translate favourable market conditions into greater net income and higher profitability. Thus, during 2010 we reached net earnings of Ch$379 billion, which are 46.8% above the 2009 figure and that resulted in a ROAE of 24.7%. This excellent performance returns us to our historical profitability figures and places us among the most profitable banks in the Chilean industry, which on average posted a ROAE of 18.2% in 2010.

Our net income annual increase was mainly influenced by:

•      A better commercial performance, based on the 9.0% annual growth posted by our total loans and the 15.3% increase in the income from fees and commissions, in line with a more dynamic economy and still low interest rates that encouraged our customers to borrow and carry out their investment projects.

•      Accurate credit risk models along with the economic rebound that allowed us to reduce our credit risk charges by 25.7% YoY.

•      Consistent results obtained from the proactive and successful management of our balance sheet UF gap, amid a normalized inflationary scenario.

•      Higher results from demand deposits due to the greater balances recorded during 2010, along with the higher nominal interest rates observed as from the second semester of this year.

The above factors allowed us to wipe out the 16.2% annual increase in our operating expenses, mainly fostered by non-recurring items, as analyzed later (more details on page 5).

On a quarterly basis, during the 4Q10 we posted a 4.9% net income increase as compared to 4Q09, to reach Ch$70 billion and a ROAE of 17.2%. Similar to our annual performance, the net income increase in the 4Q10 was principally associated with:

•      An 8.4% rise in our net interest income as a result of the YoY growth posted by our loan portfolio.

•      A 16.0% increase in fees and commissions, due to the higher activity in our core business as well as our subsidiaries.

•      Provisions for loan losses that dropped by 29.4%, according to the upbeat outlook for the local economy that was efficiently captured by our credit risk models.

Worth noting is that in the 4Q10 we charged Ch$43 billion (before taxes) in extraordinary expenses due to two decisions: anticipation of the impact of new provisioning rules for individually evaluated loan portfolios; and the setting-up of countercyclical allowances in line with our conservative risk policies. Thus, as long as our 2010 net income is adjusted for these impacts (after taxes), it becomes Ch$417 billion and our ROAE reaches 27.0%. Also, our adjusted 4Q10 ROAE reaches 25.8% while our net income becomes Ch$108 billion.

OPERATING REVENUES

During 2010, our total operating revenues amounted to Ch$1,169 billion as compared to the Ch$1,026 billion that we recorded in 2009, which represents a 13.9% YoY rise. The main factors that supported this increase are as follows:

•      The positive inflation effect on our UF net asset position. During 2010 the inflation (measured as the UF variation) posted a 2.45% annual rise as compared to the deflation of 2.38% recorded in 2009. This variance, along with an active management of our UF net asset position, improved the contribution from such exposure.

•      A 9.0% annual growth posted by our loan portfolio, which allowed us to offset a slight decrease in credit lending spreads that reflected the lower uncertainty about the customers’ risk profiles.

•      Fees and commissions that continue being an important source of operating revenue for us, increasing by 15.3% in 2010 as compared to 2009. This upsurge was partly spurred by a higher activity in our Mutual Funds and Stock Brokerage subsidiaries, whose AUM and trading turnover grew by 14.3% and 26.6%, respectively in the period. This increase was also prompted by higher fees from checking accounts, ATMs, credits and factoring, as a result of our improved cross-sell strategies.

•      Increasing nominal interest rates as the Chilean Central Bank started the monetary stimulus withdrawal. This issue, along with the important growth posted by our non-interest bearing liabilities, mainly related to checking accounts and demand deposits, resulted in a positive financial effect on our operating revenues.

These positive factors translated into higher net financial and net interest margins that posted 5.26% and 4.75%, respectively in 2010, as compared to 4.97% and 4.37% recorded in 2009.

On a quarterly basis, our total operating revenues increased by 11.7% in the 4Q10 as compared to the 4Q09, to reach Ch$298 billion. The factors that underpinned such rise are similar to those that explain the annual variance and therefore they can be summarized as follows:

•      An 8.4% upsurge in the net interest income in the 4Q10 as compared to 4Q09, mainly related to the above-mentioned loan portfolio growth.

•      Net fees and commissions up by 16.0%, fuelled by greater commissions associated with the higher business activity related to stock brokerage and mutual funds, as well as from core banking activities such as checking accounts, credit cards, credits, factoring and cash management services.

•      Other operating income that turned into positive from the negative 4Q09’s figure. That negative balance is explained by the reversal in the 4Q09 of a contingency provisions release carried out during 3Q09 by Ch$7 billion.

KEY YEARLY FIGURES				KEY QUATERLY FIGURES
Total Operating Revenues				Total Operating Revenues

(in millions of Ch$)	2009	2010	% Change	(in millions of Ch$)	4Q09	4Q10	% Change

Net Interest Income	660,215	769,722	16.6%	Net Interest Income	182,689	198,036	8.4%
Net Fees and Commissions	253,466	292,262	15.3%	Net Fees and Commissions	68,309	79,217	16.0%
Net Financial Operating and FX Income	90,695	83,214	(8.2)%	Net Financial Operating and FX Income	19,007	13,389	(29.6)%
Other operating income	21,886	24,147	10.3%	Other operating income	(2,746)	7,882
Total Operating Revenues	1,026,262	1,169,345	13.9%	Total Operating Revenues	267,259	298,524	11.7%

Net Financial Margin	4.97%	5.26%		Net Financial Margin	5.42%	5.18%
Net Interest Margin	4.37%	4.75%		Net Interest Margin	4.91%	4.85%
Notes: For comparative purposes, certain line items have been reclassified for 2009 according to accounting changes.

Total Operating Revenues

Breakdown

Notes: For comparative purposes, certain line items have been reclassified for 2009 according to accounting changes.

CREDIT QUALITY

In line with a more optimistic outlook for the local economy that translated into improved indicators and an upturn in the customers’ payment capacity, we significantly reduced the annual amount of credit risk charges by 25.7%, from Ch$223 billion in 2009 to Ch$166 billion in 2010.

The annual decrease in our provisions for loan losses is explained by the effectiveness of our credit risk models that accurately predicted the risk profiles upturns of individuals and companies amid the economic rebound. Hence, in 2010 the credit risk charges related to our Retail Banking segment dropped by 19.9%, especially fostered by customers evaluated through grouped credit risk models.

Similarly, our Wholesale banking segment posted a 38.2% decrease in its credit risk charges. Although the local economy’s rebound underpinned the improvement in the segment’s customers risk profiles, the upturn was also supported by the ability of certain industrial sectors to overcome specific difficulties faced in 2009.

The above-mentioned, joined to redesigned collection processes that allowed us to achieve a higher efficiency in such matters, leading to increase our recoveries by 14.7% YoY.

Consequently, our credit quality indicators ended 2010 with an improving trend and almost returned to pre-crisis levels. In fact, while our ratio of provisions to average loans decreased from 1.76% in 2009 to 1.23% in 2010, our past due loans dropped from 0.68% to 0.51% as a percentage of total loans. Also, we remain as the safest bank in Chile with a coverage ratio (allowances to past-due loans) of 4.9x in 2010, surpassing the 1.8x posted by the industry (ex - Banco de Chile).

Our quarterly credit risk charges also follow the aforesaid trend. In fact, during the 4Q10 our provisions for loan losses reached Ch$33 billion, which is 29.4% below the 4Q09’s figure. In addition to the accuracy of our credit risk models, this is the result of certain corporate customers that have solved their productive and commercial difficulties; leading us to reduce the amount of provisions associated with their loans.

Finally, in line with the new regulatory guidelines for provisioning loan portfolios that went into effect on January 1st, 2011 and as recently permitted by the regulator, in the 4Q10 we anticipated the impact of these rules by recognising contingency allowances of Ch$22.2 billion. Besides, during this quarter and in accordance to the Bank’s conservative risk approach, our Board decided to set countercyclical allowances by Ch$20.4 billion. Both of these charges were recognised as “other operating expenses” during the quarter.

These new provisions allowed us to reach a total balance of additional allowances for an amount of Ch$87 billion, which represents a 0.6% of our loan portfolio as of December 31, 2010.

KEY YEARLY FIGURES				KEY QUARTERLY FIGURES
Allowances and Provisions for Loan Losses				Allowances and Provisions for Loan Losses

(in millions of Ch$)	2009	2010	% Change	(in millions of Ch$)	4Q09	4Q10	% Change

Allowances for Loan Losses				Allowances for Loan Losses

Initial Allowances	242,799	322,642	32.9%	Initial Allowances	303,266	357,179	17.8%
Charge-offs	(169,949)	(162,701)	(4.3)%	Charge-offs	(36,374)	(47,055)	29.4%
Provisions established, net	249,792	196,186	(21.5)%	Provisions established, net	55,750	46,003	(17.5)%
Final Allowances	322,642	356,127	10.4%	Final Allowances	322,642	356,127	10.4%

Provisions for Loan Losses				Provisions for Loan Losses

Provisions established	(249,792)	(196,186)	(21.5)%	Provisions established	(55,750)	(46,003)	(17.5)%
Recoveries	26,351	30,225	14.7%	Recoveries	9,418	13,298	41.2%
Provisions for Loan Losses	(223,441)	(165,961)	(25.7)%	Provisions for Loan Losses	(46,332)	(32,705)	(29.4)%

Credit Quality Ratios	2008	2009	2010	Credit Quality Ratios	4Q09	3Q10	4Q10

Allowances / Total loans	1.78%	2.45%	2.48%	Allowances / Total loans	2.45%	2.62%	2.48%
Allowances / Past due	296.28%	360.38%	490.64%	Allowances / Past due	360.38%	409.66%	490.64%
Allowances / 90 days Past Due	N/A	169.55%	206.96%	Allowances / 90 days Past Due	169.55%	185.93%	206.96%
Provisions / Avg. Loans	1.24%	1.76%	1.23%	Provisions / Avg. Loans	1.45%	1.30%	0.93%
Charge-offs / Avg. Loans	0.94%	1.34%	1.20%	Charge-offs / Avg. Loans	1.14%	1.03%	1.34%
Past Due / Total Loans	0.60%	0.68%	0.51%	Past Due / Total Loans	0.68%	0.64%	0.51%
Recoveries / Avg. Loans	0.31%	0.21%	0.22%	Recoveries / Avg. Loans	0.29%	0.14%	0.38%

OPERATING EXPENSES

2010 was a challenging year in terms of operating expenses, as our annual cost base was specially affected by non-recurring events that were not only related to our normal operation, but also to natural disasters, like the earthquake that struck Chile on February 2010. Hence, our operating expenses posted a 16.2% annual rise, totalling Ch$588 billion in 2010. Nonetheless, our 2010 cost base comprises non-recurring items by nearly Ch$55 billion, mainly associated with:

•         Contingency provisions of Ch$22.2 billion, associated with the anticipation of new provisioning rules,

•         Countercyclical allowances of Ch$20.4 billion set up by our Board during the 4Q10,

•         Write-offs of Ch$6.4 billion related to adjustments of commissions over-accrued during prior periods,

•         Net expenses related to the earthquake by Ch$3.3 that rely on: (i) ~Ch$5.0 billion related to fixed-assets write-offs and repairs, (ii) ~Ch$1.0 billion associated with support to our staff and a cash donation in a fund-raising campaign, and (iii) a reimbursement of ~Ch$2.5 billion related to insurance policies.

•         A special bonus of Ch$3.0 billion granted to our staff for commemorating the Chile’s bicentennial.

Accordingly, as long as our annual cost base is adjusted by these non-recurring items, we conclude that our core operation expenses amounted to nearly Ch$533 billion in 2010, which means a 7.9% rise as compared with 2009’s adjusted cost base. This variance is totally aligned with: (i) the higher business activity we faced in 2010 that resulted in greater variable compensations for our sales force, (ii) our efforts to enhance the customer loyalty through specific programs that derived in greater marketing expenses by Ch$8.5 billion, and (iii) the inflation effect on most of the expenses items.

Likewise, these non-recurring charges led our annual efficiency ratio to 50.3% in 2010 as compared to the ratio of 49.3% recorded a year earlier. However, as long as these ratios are adjusted by the already mentioned extraordinary items, our efficiency turns into 45.6% in 2010, well below the 2009’s adjusted ratio that reached 48.1%.

On a quarterly basis, our operating expenses rose by 33.4% as compared to 4Q09, which is in line with the mentioned non-recurring expenses charged in the 4Q10, such as: (i) contingency provisions by Ch$22.2 billion, (ii) countercyclical allowances by Ch$20.4 billion, and (iii) write-offs of commissions over-accrued in prior periods by Ch$2.6 billion. If our 4Q10 cost base is adjusted by these items, it drops from Ch$189 billion to Ch$147 billion, while our efficiency improves from 63.3% to 49.3% for the same period, just 1.2% above the 4Q09’s adjusted indicator.

The main factors that explain the growth in the 4Q10 adjusted cost base are: (i) Ch$3.9 billion in greater expenses related to outsourced sales forces, in line with a higher commercial activity, (ii) Ch$4.6 billion in greater TI expenses mostly related to the start-up of our new processing data center and contingency sites; and (iii) a cash donation of Ch$1.0 billion for supporting disabled children rehabilitation (Teleton fund-raising campaign).

KEY YEARLY FIGURES				KEY QUARTERLY FIGURES
Total Operating Expenses				Total Operating Expenses

(in millions of Ch$)	2009	2010	% Change	(in millions of Ch$)	4Q09	4Q10	% Change

Personnel expenses	(256,790)	(272,737)	6.2%	Personnel expenses	(66,697)	(68,804)	3.2%
Administrative expenses	(176,991)	(197,669)	11.7%	Administrative expenses	(45,238)	(59,214)	30.9%
Depreciation and Amort.	(32,027)	(30,544)	(4.6)%	Depreciation and Amort.	(8,028)	(7,734)	(3.7)%
Impairments	0	(1,044)	-	Impairments	-	44	-
Other Oper. Expenses	(40,369)	(86,277)	113.7%	Other Oper. Expenses	(21,710)	(53,272)	145.4%
Total Oper. Expenses	(506,177)	(588,271)	16.2%	Total Oper. Expenses	(141,673)	(188,980)	33.4%
Extraordinary items	13,000	55,386		Extraordinary items	13,000	41,718
Adjusted Operating Expenses	(493,177)	(532,885)	8.1%	Adjusted Operating Expenses	(128,673)	(147,262)	14.4%

Efficiency Ratios	2008	2009	2010	Efficiency Ratios	4Q09	3Q10	4Q10

Op. Exp. / Op. Rev.	51.9%	49.3%	50.3%	Op. Exp. / Op. Rev.	53.0%	46.1%	63.3%
Op. Exp. / Avg. Assets	3.5%	3.0%	3.4%	Op. Exp. / Avg. Assets	3.4%	3.0%	4.2%
Notes: For comparative purposes, certain line items have been reclassified for 2009 according to accounting changes.

LOAN PORTFOLIO

In line with the upward trend shown during the year, our loan portfolio ended 2010 with a 9.0% upsurge, to reach Ch$14,366 billion. This evolution allowed us to gain 4 bp of market share to reach a stake of 19.2%, consolidating our position.

The annual rise in our total loans was fuelled by growths in all of our credit products, but especially by the 15.9% annual rise achieved in residential mortgage loans. This upsurge allowed us to end 2010 with a market share gain of 55 bp, reaching a stake of 14.9% in this market. We aim to continue expanding this product as it reinforces our cross-sell and long-term relationships with our customers.

The increase in our consumer loans was also a source of growth for our loan portfolio. This product was especially benefited from still low interest rates and a more positive outlook for the local economy that translated into better indicators of unemployment and consumer confidence. Thus, our consumer loans posted an 11.5% rise in 2010 (which is slightly below the industry’s growth rate) leading us to reach a market share of 22.1% as of December 31, 2010.

Regarding our commercial loans, they posted a 6.4% annual growth, which is mainly based on a higher demand from SMEs rather than large companies and corporations, who still do not completely retake their investment projects. Also, but to a lesser extent, the commercial loans were affected by the exchange rate appreciation (Ch$/US$) as the portfolio includes US$-denominated loans. In this scenario we maintained the previous year’s market share, reaching a stake of 20.4% as of December 31, 2010.

(In Billions of Ch$, except for %)	Loan Portfolio & Funding

	(in billions of Ch$)	Dec-09	Sep-10	Dec-10	YoY Change

	LOANS TO CUSTOMERS

	Commercial Loans	8,729	8,792	9,286	6.4%
	Residential Mortgage Loans	2,525	2,816	2,927	15.9%
	Consumer Loans	1,931	2,050	2,153	11.5%
	LOANS TO CUSTOMERS	13,185	13,658	14,366	9.0%

	FUNDING

	Non-interest Bearing Liab.	5,201	5,850	5,848	12.4%
	Interest Bearing Liab.	10,866	10,321	11,004	1.3%
	TOTAL LIABILITIES	16,067	16,171	16,852	4.9%

	Avg. Int. Ear. Assets Avg. Int. Bearing Liabilities	1.39	1.51	1.51

FUNDING STRUCTURE

Our funding structure remains highly competitive, based on our leading market position in non-interest bearing liabilities and strategic decisions made for taking advantage of favourable market conditions.

We hold as market leaders in demand deposits and checking accounts. Our balances grew by 12.4% in 2010, which has allowed us to attain a 22.8% market share as of December 31, 2010 that is only 6 bp below the stake we held as of December 31, 2009. Since demand deposits and checking accounts are non-interest bearing liabilities, our leadership in this product provide us with an important competitive advantage. Also, we remain as the Chilean bank with the highest portion of assets funded by demand deposits, reaching 26.1% as of December 31, 2010.

Finally, during 2010 we took advantage of favourable market conditions, such as low interest rates, from which we were able to issue about Ch$260 billion in subordinated bonds and senior bonds by nearly Ch$323 billion, all of them placed at low risk premiums with respect to the Central Bank benchmark, reflecting the confidence that the market has in our financial soundness.

(In Billions of Ch$, except for %)	(In Billions of Ch$, except for %)

CAPITAL MANAGEMENT (CAPITAL AND RESERVES)

As of December 31, 2010, our equity amounted to Ch$1,404 billion, which is 0.8% above the level that we recorded as of December 31, 2009. This annual increase translates into approximately Ch$11.6 billion that rely on Ch$59 billion of greater net income (after provisions for minimum dividends) as of December 31, 2010 with respect to December 31, 2009. This additional net income was partly offset:

•      Almost Ch$31 billion of reserves distributed in dividends, in addition to a 100% payout ratio for the fiscal year ended December 31, 2009, according to a new definition of distributable earnings agreed by our shareholders in extraordinary meeting carried out on March 2010.

•      The charge of Ch$16 billion related to the first application of a new regulation of allowances for loan losses linked to contingent credits, including lines of credit and credit cards. This new rule went into effect January 1st, 2010.

Our capital adequacy remains strong. As of December 31, 2010 our Basic Capital to Total Assets ratio reached 6.7%, which more than doubles the 3.0% required by the Chilean regulation. Similarly, our BIS ratio (Total Capital to Risk-Weighted Assets) ended 2010 in 13.4%, which is well above the 10% imposed by the Chilean Superintendency of Banks to Banco de Chile.

Worth noting is that our BIS indicator posted an important increase of 70 bp in 2010 as compared to 2009. This is the result of subordinated bond issuances carried out during the year by ~Ch$260 billion in order to improve our capital adequacy. In the same line, in extraordinary meeting carried out on January 20, 2011 our shareholders approved to issue 3,385,049,365 common shares (nearly Ch$240 billion) in order to reinforce our capital adequacy and make feasible the expected growth of our core business.

As for our dividend policy, our Board of Directors has determined to propose the distribution of 70% of our 2010 distributable earnings (dividend of Ch$2.937587 per share) and the capitalization of the non-distributed earnings through the issuance of 0.018838 fully paid-in shares per each common share.

CAPITAL ADEQUACY
Capital Adequacy Ratios	2008	2009	2010

Shareholders Equity / Assets(1)	7.1%	8.0%	7.7%
Basic Capital / Assets(1),(2)	6.6%	7.3%	6.6%
Basic Capital / RWA(2),(3)	8.6%	9.4%	8.5%
Total Capital / RWA(3),(4)	11.7%	12.7%	13.4%

(1) "Assets" refers to Bank's Total Assets
(2) "Basic Capital" consists of Bank's paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches
(3) "RWA" stands for Risk-Weighted Assets
(4) "Total Capital" refers to "Basic Capital" plus Bank's supplementary capital.

CREDIT RISK RATINGS

During 2010, Banco de Chile became among the most reliable banks within Latin America. Actually, Standard & Poor’s (S&P) has recently raised its long-term corporate credit rating on Banco de Chile from ‘A’ to ‘A+’, based on our high profitability and healthy asset quality. Thanks to this upgrade, Banco de Chile became part of a select group of three companies in Latin America that share this rating, the highest assigned by S&P within the region.

INTERNATIONAL RATINGS		LOCAL RATINGS
Fitch Ratings	Rating	Local Ratings	Fitch Chile	Feller- Rate
Long Term Issuer	A		Ratings	Ratings
Short Term	F1	Time Deposits up to 1 year	Level 1+	Level 1+
Local Currency Long Term Issuer	A	Time Deposits over 1 year	AAA	AAA
Local Currency Long Term	F1	Mortgage-Funding Bonds	AAA	AAA
National Long Term	AAA	Bonds	AAA	AAA
National Short Term	Level 1+	Subordinated Bonds	AA	AA+
		Shares	1st Class Level 1	1st Class Level 1
Standard &Poor's	Rating
Long Term Foreign Currency	A+ / Stable
Long Term Local Currency	A+ / Stable

Moody's	Rating
Deposits
Long Term Foreign Currency	Aa3
Short Term Foreign Currency	Prime-1
Long Term Local Currency	Aa3
Short Term Local Currency	Prime-1

RESULTS BY BUSINESS SEGMENTS

RETAIL BANKING SEGMENT

2010 was an excellent year for our retail banking divisions. In fact, the segment reached a net income of Ch$182 billion in 2010, which is 56.0% above the Ch$117 billion recorded a year earlier. This significant upturn in net results was mainly underpinned by:

•      The continuous growth shown by the segment’s loan portfolio, which ended 2010 with a 14.1% annual rise, reaching Ch$6,878 billion. Also, worth noting is that all of credits products showed two-digit growth rates in 2010, though residential mortgage loans appeared as the main credit product.

•      The positive impact of a normalized inflation on the segment’s UF net asset position, all of which contributed to increase the segment’s net interest income by 18.7%.

•      Decreasing credit risk charges. The segment reduced its provisions for loan losses by 19.9% in 2010, to reach Ch$124 billion. This improvement was specially fuelled by lower credit risk charges in our Consumer Finance Division, whose provisions went down by 23%, in line with economic figures that favoured customers evaluated through grouped models. In to a lesser extent, our Individuals and SMEs Division also posted a credit quality upturn, lowering its credit risk charges by 14%.

•      Fees and commissions that have become a consistent revenue source. During 2010, the segment’s income from fees and commissions rose by 6.8%, mainly due to greater commissions from a higher activity in checking accounts, credit cards and ATMs, especially in our Individuals and SMEs Division.

These positive factors offset the 15.9% annual increase in the segment’s operating expenses that reached Ch$368 billion in 2010, explained by greater infrastructure expenses as a result of the earthquake and also by commercial initiatives intended to reinforce the customer loyalty through a higher use of our credit cards. As for the latter, in 2010 we created a new Credit & Debit Card Division to support our commercial divisions in these matters, which derived in greater marketing expenses by Ch$8.5 billion as compared to 2009.

On a quarterly basis, the segment’s net income reached Ch$37 billion in the 4Q10, 7.9% above the 4Q09 figure. This increase mostly relies on: (i) an 11.4% increase posted by the segment’s net interest income, associated with the segment’s loan portfolio growth, (ii) fees and commissions that rose by 10.3% prompted by a higher activity in credit cards and insurance policies, and (iii) a 6.9% drop posted in provisions for loan losses uphold by our highly efficient credit risk models. These factors were partly offset by a 25.6% rise in the segment’s operating expenses mainly due to non-recurring charges, such as: (i) allocated expenses of ~Ch$10 billion associated with part of the countercyclical allowances charged by the Bank, (ii) write-offs of checking accounts commissions over-accrued during previous periods by Ch$2.6 billion, and (iii) greater variable compensation to our sales force due to the higher commercial activity.

KEY YEARLY FIGURES				KEY QUARTERLY FIGURES
Retail Banking	2009	2010	%	Retail Banking	4Q09	4Q10%
			Change				Change
Loans to Customers (Billions of Ch$)				Loans to Customers (Billions of Ch$)
Commercial Loans	1,584.5	1,812.1	14.4%	Commercial Loans	1,584.5	1,812.1	14.4%
Residential Mortgage Loans	2,518.2	2,919.7	15.9%	Residential Mortgage Loans	2,518.2	2,919.7	15.9%
Consumer Loans	1,923.8	2,146.0	11.6%	Consumer Loans	1,923.8	2,146.0	11.6%
Total Loans	6,026.5	6,877.8	14.1%	Total Loans	6,026.5	6,877.8	14.1%

Net Income (Millions of Ch$)				Net Income (Millions of Ch$)
Net Interest Income	436,035	517,459	18.7%	Net Interest Income	116,666	129,993	11.4%
Net Fees and Commissions	136,068	145,316	6.8%	Net Fees and Commissions	34,304	37,848	10.3%
Other Operating Income	16,270	9,892	(39.2)%	Other Operating Income	3,910	9,043	131.3%
Total Operating Revenues	588,373	672,667	14.3%	Total Operating Revenues	154,880	176,884	14.2%
Provisions for Loan Losses	(154,685)	(123,944)	(19.9)%	Provisions for Loan Losses	(33,226)	(30,942)	(6.9)%
Operating Expenses	(317,480)	(367,842)	15.9%	Operating Expenses	(86,612)	(108,790)	25.6%
Other	520	1,233	137.1%	Other	(338)	278
Net income before taxes	116,728	182,114	56.0%	Net income before taxes	34,704	37,430	7.9%

Notes:

1)  As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are being allocated within our retail and wholesale business segments. Accordingly, 2009 figures have been restated.

2)  For comparative purposes, certain line items have been reclassified for 2009 according to accounting changes.

RESULTS BY BUSINESS SEGMENTS

WHOLESALE BANKING SEGMENT

Despite 2010 was a moderate year in terms of loans growth for our wholesale banking divisions, the segment was able to increase its net income by 40.7%, to reach Ch$108 billion in 2010. This important annual expansion is mainly attributable to:

•         Credit risk charges that decreased by 38.2% YoY in line with the downward trend observed during the previous quarters. In addition to our accurate credit risk models, this important credit quality upturn has been prompted by certain industrial sectors that are partly overcoming productive and commercial difficulties faced during 2009, all of which derives in improved risk profiles. Finally, worth noting is the effect of the exchange rate (Ch$/US$) decrease on the provisions linked to US$-denominated loans.

•         Net fees and commissions that climbed by 28.5%, mainly as a result of greater commissions from credit and factoring, along with a higher activity related to cash management services.

•         A proactive management of the segment’s UF net asset position, benefited from a normalized inflationary scenario, which led the segment’s net interest income to grow by 11.2%.

The above-mentioned factors were partly offset by a 15.5% annual rise in the segment’s operating expenses, from Ch$114 billion in 2009 to Ch$132 billion in 2010. This increase is mostly explained by the charge of Ch$30 billion in the segment’s P&L as a result of: (i) the recognition of approximately Ch$22 billion associated with the already mentioned contingency provisions for complying the new regulation of provisioning for individually evaluated loan portfolios, and (ii) nearly Ch$10 billion allocated to the segment’s P&L due to the countercyclical allowances set by our Board during the 4Q10.

On a quarterly basis, the segment’s net income before taxes amounted to Ch$11 billion in the 4Q10, which is 18.9% below the 4Q09’s figure. The main factor that explains this decrease in results is the 56.3% increment posted by the segment’s operating expenses in the 4Q10 as compared to 4Q09, which was mostly fuelled by the above-mentioned extraordinary charges associated with the allocation of countercyclical allowances (~Ch$10 billion) and the recognition of contingency provisions (~Ch$22 billion) in the segment’s P&L.

The increase in operating expenses was partly offset by: (i) a 12.9% rise in the segment’s operating revenues as a result of a greater income associated with the financial effect of funding assets with demand deposits amid a scenario of increasing nominal interest rates and a 28.0% increase in the income from fees and commissions related a higher activity in credits and factoring; and (ii) a significant 79.8% decrease in the segment’s provisions for loan losses, which is consistent with a more positive outlook for certain corporate customers in the 4Q10 as compared to 4Q09.

KEY YEARLY FIGURES				KEY QUARTERLY FIGURES
Wholesale Banking	2009	2010	%	Wholesale Banking	4Q09	4Q10%
			Change				Change
Loans to Customers (Billions of Ch$)				Loans to Customers (Billions of Ch$)
Commercial Loans	6,862.3	7,121.1	3.8%	Commercial Loans	6,862.3	7,121.1	3.8%
Residential Mortgage Loans	6.5	7.0	7.5%	Residential Mortgage Loans	6.5	7.0	7.5%
Consumer Loans	6.8	6.9	1.6%	Consumer Loans	6.8	6.9	1.6%
Total Loans	6,875.6	7,135.0	3.8%	Total Loans	6,875.6	7,135.0	3.8%

Net Income (Millions of Ch$)				Net Income (Millions of Ch$)
Net Interest Income	196,314	218,348	11.2%	Net Interest Income	52,597	46,794	(11.0)%
Net Fees and Commissions	31,861	40,955	28.5%	Net Fees and Commissions	8,314	10,640	28.0%
Other Operating Income	30,852	22,178	(28.1)%	Other Operating Income	(483)	10,760
Total Operating Revenues	259,027	281,481	8.7%	Total Operating Revenues	60,428	68,194	12.9%
Provisions for Loan Losses	(68,137)	(42,075)	(38.2)%	Provisions for Loan Losses	(11,585)	(2,337)	(79.8)%
Operating Expenses	(114,250)	(131,968)	15.5%	Operating Expenses	(35,118)	(54,872)	56.3%
Other	(23)	388		Other	(77)	87
Net income before taxes	76,617	107,826	40.7%	Net income before taxes	13,648	11,072	(18.9)%

Notes:

1) As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are being allocated within our retail and wholesale business segments. Accordingly, 2009 figures have been restated.

2) For comparative purposes, certain line items have been reclassified for 2009 according to accounting changes.

RESULTS BY BUSINESS SEGMENTS

TREASURY AND MONEY MARKET SEGMENT

Our Treasury and Money Market Segment posted a net income before taxes that amounted to Ch$65 billion in 2010, which represents a 25.7% increase as compared to the figure recorded a year earlier. This important annual rise is mostly explained by:

•         A proactive and effective management of intraday trading and overnight positions.

•         Positive results associated with a proactive management of derivatives and fixed-income positions.

The above-mentioned factors were partly offset by greater operating expenses that increased by 52.1% in 2010 as compared to 2009, mainly due to greater allocated expenses in the segment’s P&L.

As for the segment’s securities portfolio, it balances decreased by 7.5% on a YoY basis, which is mostly associated with consecutive sales of fixed-income securities that we held as available-for-sale instruments. These sales were carried out during the first half of 2010 with the objective of benefiting from the positive mark-to-market accrued during 2009 and part of 2010, amid an interest rate scenario at historical low levels.

On a quarterly basis, the segment posted a net income before taxes that amounted to Ch$12 billion as compared to the Ch$20 billion posted a year earlier, which implies a 41.1% decline. The factors that underpinned this variance can be summarized as follows:

•         Changes in the exchange rate (US$/Ch$) curve that negatively impacted the results from positions in derivatives.

•         Operating Expenses that increased from Ch$1.4 billion in 4Q09 to Ch$3.1 billion in the 4Q10, mostly due to severance payments and the establishment of country-risk provisions.

KEY YEARLY FIGURES				KEY QUARTERLY FIGURES
Treasury and Money Market	2009	2010	%	Treasury and Money Market	4Q09	4Q10%
			Change				Change
Securities Portfolio (Millions of Ch$)				Securities Portfolio (Millions of Ch$)
Trading Securities	146,279	150,571	2.9%	Trading Securities	146,279	150,571	2.9%
Available for Sale Instruments	1,265,662	1,154,883	(8.8)%	Available for Sale Instruments	1,265,662	1,154,883	(8.8)%
Held to Maturity Instruments				Held to Maturity Instruments		-
Securities Portfolio	1,411,941	1,305,454	(7.5)%	Securities Portfolio	1,411,941	1,305,454	(7.5)%

Net Income (Millions of Ch$)				Net Income (Millions of Ch$)
Net Interest Income	24,704	21,868	(11.5)%	Net Interest Income	11,405	11,562	1.4%
Net Fees and Commissions	(123)	(367)	198.4%	Net Fees and Commissions	(37)	(114)	208.1%
Other Operating Income	35,491	56,222	58.4%	Other Operating Income	9,992	3,418	(65.8)%
Total Operating Revenues	60,072	77,723	29.4%	Total Operating Revenues	21,360	14,866	(30.4)%
Provisions for Loan Losses	-	-		Provisions for Loan Losses	-	-
Operating Expenses	(8,455)	(12,861)	52.1%	Operating Expenses	(1,373)	(3,098)	125.6%
Other	-	-		Other	-	-
Net income before taxes	51,617	64,862	25.7%	Net income before taxes	19,987	11,768	(41.1)%

O.C.I. (Millions of Ch$)				O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	27,850	(408)		Net unrealized gains (losses) on Available for Sale Instrum.	399	3,854	865.9%

Notes:

1) As from 4Q10, earnings from the management of our balance sheet gap (generated by commercial activities) are being allocated within our retail and wholesale business segments. Accordingly, 2009 figures have been restated.

2) For comparative purposes, certain line items have been reclassified for 2009 according to accounting changes.

RESULTS BY BUSINESS SEGMENTS

OPERATIONS THROUGH SUBSIDIARIES

During 2010 our subsidiaries kept an upward trend in terms of results. In fact, these companies reached a net income before taxes of Ch$62 billion, which entails an 18.5% annual increase as compared to the Ch$53 billion recorded a year earlier. This yearly upsurge mainly relies on:

•      A greater net income from our Stock Brokerage subsidiary fostered by fees and commissions that grew from Ch$15 billion in 2009 to Ch$27 billion in 2010. This is in line with a turnover from stock trading that grew by 26.6%, to reach roughly Ch$6,800 billion in 2010 and the settlement of several one-off transactions.

•      Increasing earnings from our Mutual Funds subsidiary, as a result of fees and commissions that went up by 43.8%, associated with an average volume of assets under management that rose by 14.3% during the year, amounting to nearly Ch$4,500 billion as of December 31, 2010. This greater activity was uphold by a portfolio mix that evolved from fixed to variable-income securities (in line with a more optimistic economic outlook) while the number of participants in the company’s mutual funds rose by 10.3% in the twelve-month period ended December 31, 2010.

•      A greater business activity in our Insurance Brokerage subsidiary, related to a 25.9% annual growth posted by the average volume of insurance policies that increased from Ch$8.3 billion in 2009 to Ch$10.5 billion in 2010.

The above-mentioned factors allowed us to offset the net income decrease recorded by our Financial Advisory and Factoring subsidiaries. Whereas the former had a high base for comparison due to the higher business activity linked to debt restructuring in 2009 as compared to 2010 (as a result of the 2009’s downturn) our Factoring subsidiary was affected by a normalized inflationary scenario that increased the financial cost of its UF net liability position.

On a quarterly basis, our subsidiaries also showed rising figures. In fact, these companies posted a net income before taxes of Ch$17 billion in the 4Q10, which surpasses by 59.2% the figure posted in the 4Q09. This important upsurge was mainly underpinned by total operating revenues that went up by 24.2%, which were mostly fostered by fees and commissions that increased by 21.5% as compared to 4Q09, as a result of the previously mentioned greater activity associated with stock trading and mutual funds.

Also, our subsidiaries increased their net income in spite of the 17.6% rise posted by their operating expenses, primarily as a consequence of higher personnel expenses reported by our Stock Brokerage subsidiary, in line with the higher commercial activity shown by this company during 2010.

KEY YEARLY FIGURES				KEY QUARTERLY FIGURES
Subsidiaries	2009	2010	%	Subsidiaries	4Q09	4Q10%
			Change				Change
Securities Portfolio (Millions of Ch$)				Securities Portfolio (Millions of Ch$)
Trading Securities	285,548	157,981	(44.7)%	Trading Securities	285,548	157,981	(44.7)%
Available for Sale Instruments	-			Available for Sale Instruments	-	-
Held to Maturity Instruments	-			Held to Maturity Instruments	-	-
Securities Portfolio	285,548	157,981	(44.7)%	Securities Portfolio	285,548	157,981	(44.7)%

Loans to Customers (Billions of Ch$)				Loans to Customers (Billions of Ch$)
Commercial Loans	282.4	353.0	25.0%	Commercial Loans	282.4	353.0	25.0%
Total Loans	282.4	353.0	25.0%	Total Loans	282.4	353.0	25.0%

Net Income (Millions of Ch$)				Net Income (Millions of Ch$)
Net Interest Income	4,888	10,144	107.5%	Net Interest Income	2,391	4,649	94.4%
Net Fees and Commissions	96,491	117,561	21.8%	Net Fees and Commissions	27,737	33,691	21.5%
Other Operating Income	29,718	22,607	(23.9)%	Other Operating Income	3,590	3,539	(1.4)%
Total Operating Revenues	131,097	150,312	14.7%	Total Operating Revenues	33,718	41,879	24.2%
Provisions for Loan Losses	(619)	58		Provisions for Loan Losses	(1,521)	574
Operating Expenses	(78,299)	(88,438)	12.9%	Operating Expenses	(21,697)	(25,519)	17.6%
Other	343	305	(11.1)%	Other	172	59	(65.7)%
Net income before taxes	52,522	62,237	18.5%	Net income before taxes	10,672	16,993	59.2%

Notes: 1) For comparative purposes, certain line items have been reclassified for 2009 according to accounting changes.

CONSOLIDATED STATEMENTS OF INCOME

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Q u a r t e r s						Y e a r E n d e d
	4Q09	3Q10	4Q10	4Q10	% Change		Dec.09	Dec.10	Dec.10	% Change
	MCh$	MCh$	MCh$	MUS$	4Q10/4Q09	4Q10/3Q10	MCh$	MCh$	MUS$	Dec.09/Dec.10

Interest revenue and expense
Interest revenue	255,711	274,829	294,470	628.7	15.2%	7.1%	883,098	1,094,228	2,336.2	23.9%
Interest expense	(73,022)	(82,918)	(96,434)	(205.9)	32.1%	16.3%	(222,883)	(324,506)	(692.8)	45.6%
Net interest income	182,689	191,911	198,036	422.8	8.4%	3.2%	660,215	769,722	1,643.4	16.6%

Fees and commissions
Income from fees and commissions	80,266	88,761	93,284	199.2	16.2%	5.1%	297,800	342,219	730.7	14.9%
Expenses from fees and commissions	(11,957)	(12,116)	(14,067)	(30.0)	17.6%	16.1%	(44,334)	(49,957)	(106.7)	12.7%
Net fees and commissions income	68,309	76,645	79,217	169.2	16.0%	3.4%	253,466	292,262	624.0	15.3%

Net Financial Operating Income	(48,210)	(95,576)	(14,334)	(30.6)	(70.3) %	(85.0) %	(130,268)	19,452	41.5	(114.9) %
Foreign exchange transactions, net	67,217	105,934	27,723	59.2	(58.8) %	(73.8) %	220,963	63,762	136.1	(71.1) %
Other operating income	(2,746)	3,847	7,882	16.8	(387.0) %	104.9%	21,886	24,147	51.6	10.3%

Total Operating Revenues	267,259	282,761	298,524	637.4	11.7%	5.6%	1,026,262	1,169,345	2,496.6	13.9%

Provisions for loan losses	(46,332)	(43,984)	(32,705)	(69.8)	(29.4) %	(25.6) %	(223,441)	(165,961)	(354.3)	(25.7) %

Operating revenues, net of provisions for loan losses	220,927	238,777	265,819	567.6	20.3%	11.3%	802,821	1,003,384	2,142.3	25.0%

Operating expenses
Personnel expenses	(66,697)	(70,786)	(68,804)	(146.9)	3.2%	(2.8) %	(256,790)	(272,737)	(582.3)	6.2%
Administrative expenses	(45,238)	(49,809)	(59,214)	(126.4)	30.9%	18.9%	(176,991)	(197,669)	(422.1)	11.7%
Depreciation and amortization	(8,028)	(7,683)	(7,734)	(16.5)	(3.7) %	0.7%	(32,027)	(30,544)	(65.2)	(4.6) %
Impairments	0	0	44	0.1	0.0%	0.0%	0	(1,044)	(2.2)	0.0%
Other operating expenses	(21,710)	(1,987)	(53,272)	(113.7)	145.4%	2581.0%	(40,369)	(86,277)	(184.2)	113.7%
Total operating expenses	(141,673)	(130,265)	(188,980)	(403.4)	33.4%	45.1%	(506,177)	(588,271)	(1,256.0)	16.2%

Net operating income	79,254	108,512	76,839	164.2	(3.0) %	(29.2) %	296,644	415,113	886.3	39.9%

Income attributable to affiliates	(243)	1,024	424	0.9	(274.5) %	(58.6) %	840	1,926	4.1	129.3%

Income before income tax	79,011	109,536	77,263	165.1	(2.2) %	(29.5) %	297,484	417,039	890.4	40.2%

Income tax	(12,352)	(9,517)	(7,366)	(15.7)	(40.4) %	(22.6) %	(39,597)	(38,509)	(82.2)	(2.7) %

Net Income for the period	66,659	100,019	69,897	149.4	4.9%	(30.1) %	257,887	378,530	808.2	46.8%

Non-Controlling interest	0	0	1	0.0	0.0%	0.0%	2	1	0.0	(50.0) %

Net Income attributable to bank's owners	66,659	100,019	69,896	149.4	4.9%	(30.1) %	257,885	378,529	808.2	46.8%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$468.37 for US$1.00 as of December 31, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Dec.09	Sep.10	Dec.10	Dec.10	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Dec.10/Dec.09	Dec.10/Sep.10

Cash and due from banks	727,553	714,715	772,329	1,649.0	6.2%	8.1%
Transactions in the course of collection	526,051	665,592	429,756	917.6	(18.3%)	(35.4%)

Financial Assets held-for-trading	431,827	370,198	308,552	658.8	(28.5%)	(16.7%)
Receivables from repurchase agreements and security borrowings	79,401	72,392	82,787	176.8	4.3%	14.4%
Derivate instruments	567,800	509,703	489,582	1,045.3	(13.8%)	(3.9%)
Loans and advances to Banks	448,981	272,321	349,588	746.4	(22.1%)	28.4%

Loans to customers, net
Commercial loans	8,729,264	8,792,296	9,286,212	19,826.7	6.4%	5.6%
Residential mortgage loans	2,524,693	2,816,140	2,926,621	6,248.5	15.9%	3.9%
Consumer loans	1,930,596	2,049,986	2,152,996	4,596.8	11.5%	5.0%
Loans to customers	13,184,553	13,658,422	14,365,829	30,672.0	9.0%	5.2%
Allowances for loan losses	(322,642)	(357,179)	(356,127)	(760.4)	10.4%	(0.3%)
Total loans to customers, net	12,861,911	13,301,243	14,009,702	29,911.6	8.9%	5.3%

Financial Assets Available-for-Sale	1,265,662	1,046,084	1,154,883	2,465.5	(8.8%)	10.4%
Financial Assets Held-to-maturity	-	-	-	-	0.0%	0.0%

Investments in other companies	12,606	12,976	13,294	28.4	5.5%	2.5%
Intangible assets	30,788	30,357	36,373	77.7	18.1%	19.8%
Property and Equipment	208,335	208,500	206,513	440.9	(0.9%)	(1.0%)

Current tax assets	162	2,962	5,654	12.1	3390.1%	90.9%
Deferred tax assets	82,850	101,217	111,201	237.4	34.2%	9.9%
Other assets	216,292	238,390	286,021	610.7	32.2%	20.0%

Total assets	17,460,219	17,546,650	18,256,235	38,978.2	4.6%	4.0%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$468.37 for US$1.00 as of December 31, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Dec.09	Sep.10	Dec.10	Dec.10	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Dec.10/Dec.09	Dec.10/Sep.10

Liabilities
Current accounts and other demand deposits	3,718,125	4,251,384	4,446,181	9,492.9	19.6%	4.6%
Transactions in the course of payment	325,056	468,014	208,750	445.7	(35.8) %	(55.4) %
Payables from repurchase agreements and security lending	308,028	113,614	81,755	174.5	(73.5) %	(28.0) %
Saving accounts and time deposits	7,427,481	7,071,243	7,697,968	16,435.7	3.6%	8.9%
Derivate instruments	538,240	564,195	528,445	1,128.3	(1.8) %	(6.3) %
Borrowings from financial institutions	1,366,334	1,222,475	1,281,372	2,735.8	(6.2) %	4.8%
Debt issued	1,587,998	1,780,084	1,764,165	3,766.6	11.1%	(0.9) %
Other financial obligations	176,150	133,901	179,160	382.5	1.7%	33.8%
Current tax liabilities	39,149	-	2,291	4.9	(94.1) %	0.0%
Deferred tax liabilities	13,932	26,339	26,333	56.2	89.0%	(0.0) %
Provisions	288,705	326,133	424,962	907.3	47.2%	30.3%
Other liabilities	278,273	213,500	210,726	449.9	(24.3) %	(1.3) %

Total liabilities	16,067,471	16,170,882	16,852,108	35,980.3	4.9%	4.2%

Equity
Belong to the Bank's Owners
Capital	1,158,752	1,158,752	1,158,752	2,474.0	0.0%	0.0%
Reserves	118,170	87,386	87,386	186.6	(26.1) %	0.0%
Other comprehensive income	6,440	2,897	5,870	12.5	(8.9) %	102.6%
Retained earnings
Retained earnings from previous periods	32,017	16,093	16,091	34.4	(49.7) %	(0.0) %
Income for the period	257,885	308,633	378,529	808.2	46.8%	22.6%
Provisions for minimum dividends	(180,519)	(197,994)	(242,503)	(517.8)	34.3%	22.5%

Non-Controlling Interest	3	1	2	-	(33.3) %	(100.0) %

Total equity	1,392,748	1,375,768	1,404,127	2,997.9	0.8%	2.1%

Total Liabilities & Equity	17,460,219	17,546,650	18,256,235	38,978.2	4.6%	4.0%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$468.37 for US$1.00 as of December 31, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Under Chilean-GAAP)

	Q u a r t e r s			Y e a r E n d e d
	4Q09	3Q10	4Q10	Dec.09	Sep.10	Dec.10
Earnings per Share
Net income per Share (Ch$) (1)	0.81	1.21	0.85	3.12	3.74	4.59
Net income per ADS (Ch$) (1)	484.49	726.96	508.01	1,874.37	2,243.20	1,874.37
Net income per ADS (US$) (2)	0.96	1.50	1.08	3.70	4.62	4.00
Book value per Share (Ch$) (1)	16.87	16.67	17.01	16.87	16.67	17.01
Shares outstanding (Millions)	82,552	82,552	82,553	82,552	82,552	82,552

Profitability Ratios (3)(4)(8)
Net Interest Margin	4.91%	4.74%	4.85%	4.37%	4.71%	4.75%
Net Financial Margin	5.42%	5.00%	5.18%	4.97%	5.28%	5.26%
Fees and commissions / Avg. Interest Earnings Assets	1.84%	1.89%	1.94%	1.68%	1.68%	1.80%
Operating Revenues / Avg. Interest Earnings Assets	7.18%	6.99%	7.32%	6.80%	7.10%	7.21%
Return on Average Total Assets	1.60%	2.31%	1.56%	1.54%	2.37%	2.16%
Return on Average Equity (5)	17.41%	26.14%	17.21%	17.55%	27.47%	24.74%

Capital Ratios
Equity / Total Assets	7.98%	7.84%	7.69%	7.98%	7.84%	7.69%
Basic Capital / Total Assets	7.33%	6.72%	6.60%	7.33%	6.72%	6.60%
Basic Capital / Risk-Adjusted Assets	9.41%	8.79%	8.54%	9.41%	8.79%	8.54%
Total Capital / Risk-Adjusted Assets	12.70%	13.64%	13.39%	12.70%	13.64%	13.39%

Credit Quality Ratios
Past Due Loans / Total Loans to Customers	0.68%	0.64%	0.51%	0.68%	0.64%	0.51%
Allowance for Loan Losses / Past due Loans	360.38%	409.66%	490.64%	360.38%	409.66%	490.64%
90 days Past Due / Total Loans to Customers	1.44%	1.41%	1.20%	1.44%	1.41%	1.20%
Allowance for Loan Losses / 90 days Past due	169.55%	185.93%	206.96%	169.55%	185.93%	206.96%
Impaired Loans / Total Loans to Customers (6)	N/A	5.90%	5.46%	N/A	5.90%	5.46%
Allowance for Loan Losses / Impaired Loans (6)	N/A	44.31%	45.36%	N/A	44.31%	45.36%
Allowance for Loans Losses / Total Loans to customers	2.45%	2.62%	2.48%	2.45%	2.62%	2.48%
Provision for Loan Losses / Avg. Loans to customers (4)	1.45%	1.30%	0.93%	1.76%	1.33%	1.23%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	53.01%	46.07%	63.30%	49.32%	45.29%	50.31%
Operating Expenses / Average Total Assets (3) (4)	3.39%	3.01%	4.22%	3.03%	2.99%	3.36%

Average Balance Sheet Data (1)(3)(8)
Avg. Interest Earnings Assets (million Ch$)	14,889,107	16,192,154	16,322,095	15,099,021	16,185,034	16,219,299
Avg. Assets (million Ch$)	16,704,670	17,337,132	17,921,464	16,697,693	17,398,717	17,529,404
Avg. Equity (million Ch$)	1,378,754	1,364,051	1,396,007	1,346,117	1,355,730	1,365,799
Avg. Adjusted Shareholders Equity (million Ch$) (7)	1,531,879	1,530,599	1,624,370	1,469,767	1,498,295	1,529,814
Avg. Loans to customers (million Ch$)	12,786,284	13,539,570	14,025,880	12,693,691	13,376,173	13,538,600
Avg. Interest Bearing Liabilities (million Ch$)	10,489,291	10,463,637	10,786,034	10,848,736	10,702,732	10,723,557

Additional Data
Exchange rate (Ch$)	506.43	485.23	468.37	506.43	485.23	468.37
Employees	14,027	14,216	14,016	14,027	14,216	14,016

Notes
(1) These figures were expressed in nominal Chilean pesos.
(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.
(5) ROAE excludes provisions for minimum dividends.
(6) The criterion used for classifying the impaired loans changed from January 2009. Accordingly, the previous year ratios are not comparable.
(7) Adjusted by provisions for minimum dividends.
(8) Includes certain reclassifications to conform with 2010 new presentation.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$468.37 for US$1.00 as of December 31, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SUMMARY OF DIFFERENCES BETWEEN CHILEAN GAAP AND IFRS

The most significant differences are as follows:

•         Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•         Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•         Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•         Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•      changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•      changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•      unexpected developments in certain existing litigation;

•      increased costs;

•      unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653 3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653 3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2011

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO